SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File No. 001-32998

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:	September 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:	_____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Full name of registrant:	Energy Services of America Corporation

Former name if applicable:

Address of principal executive office (Street and Number):	75 West Third Avenue

City, state and zip code:	Huntington, West Virginia 25701

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(b)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Energy Services of America Corporation (the “Company”) is unable to file its Annual Report on Form 10-K timely without unreasonable expense as additional time is needed for the Company to compile and analyze supporting documentation in order to permit the Company’s independent registered public accounting firm to complete its audit of the consolidated financial statements included in the Form 10-K. The Company intends to file the Form 10-K as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Charles P. Crimmel	(304)	522-3868
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes                     ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes                     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Energy Services of America Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 29, 2023	By:	/s/ Charles P. Crimmel
Charles P. Crimmel
Chief Financial Officer

Attachment

The Company increased revenue and net income in the fiscal year ended September 30, 2023, as compared to the same period in 2022, by $106.5 million and $3.7 million, respectively. The increases were due to growth in all the Company’s business lines.

Below is a comparison of the Company’s operating results for the twelve months ended September 30, 2023 and 2022 included its earnings release (unaudited):

	Year Ended	Year Ended
	September 30, 2023	September 30, 2022
Revenue	$304,104,492	$197,590,000
Cost of revenues	267,291,157	175,219,252
Gross profit	36,813,335	22,370,748
Selling and administrative expenses	23,776,898	15,878,138
Income from operations	13,036,437	6,492,610

Other income (expense)
Interest income	196	576
Other nonoperating expense	(287,602)	(248,006)
Interest expense	(2,406,839)	(987,689)
Gain on sale of equipment	34,478	755,470
	(2,659,767)	(479,649)
Income before income taxes	10,376,670	6,012,961
Income tax expense	2,975,250	2,262,646
Net income	$7,401,420	$3,750,315

Weighted average shares outstanding-basic	16,646,086	16,323,790
Weighted average shares-diluted	16,670,963	16,323,790
Earnings per share	$0.44	$0.24
Earnings per share-diluted	$0.44	$0.24

The Company does not expect any significant changes from the earnings release filed in its Current Report on Form 8-K on December 18, 2023.

Certain statements contained in the filing including, without limitation, the words “believes,” “anticipates,” “intends,” “expects” or words of similar import, constitute “forward-looking statements” within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, among others, general economic and business conditions, changes in business strategy or development plans, the effect of the COVID-19 pandemic, the integration of acquired business and other factors referenced in this filing, risks and uncertainties related to the restatement of certain of our historical consolidated financial statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.